December 14, 2009

VIA E-MAIL and EDGAR

Mr. Kevin Rupert
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds (Lou Holland Growth Fund); File No. 333-163107

Dear Mr. Rupert:

On November 13, 2009, Forum Funds (the “Registrant”) filed a Combined Proxy Statement and Prospectus on Form N-14 (“Proxy”) (accession number 0000315774-09-000171) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the reorganization (“Reorganization”) of the Lou Holland Growth Fund (the “Fund”), the sole series of The Lou Holland Trust, into a shell series of the Registrant (“New Fund”).  The SEC Staff (“Staff”) provided comments on the Proxy via telephone on December 1, 2009.  The comments are summarized below, followed immediately by the responses of Registrant.1

COMMENT: Please include references to the date and accession number for each exhibit incorporated by reference in the Part C.

RESPONSE:  The Registrant has included such references in a pre-effective amendment filed with the SEC on December 11, 2009 (accession number 0000315774-09-000204) (“Pre-Effective Amendment”).

COMMENT: Please note that the advisory fee rate included in the expense table in the prospectus differs from the fee rate included in the amended schedule to the investment advisory agreement filed as an exhibit to the Proxy.  Please confirm which fee rate is correct and file a pre-effective amendment to the Proxy with the corrected information.

RESPONSE:  The Registrant confirms that the advisory fee rate of 85 basis points as included in the prospectus is the correct fee rate.  The Registrant has modified the schedule to the investment advisory agreement and included that schedule in the Pre-Effective Amendment.

1           Defined terms used herein have the same meanings as in the Proxy unless otherwise noted.

COMMENT: Please note that the “Other Expenses” in the expense table differ from the “Other Expenses” listed in the Rule 485(a) filing to register the New Fund.  Please confirm which fee rate is correct and modify as appropriate.

RESPONSE:  The Registrant confirms that the “Other Expenses” of 78 basis points as included in the Proxy is correct.  The Registrant will reflect this amount for “Other Expenses” when it files a Rule 485(b) amendment with respect to the New Fund’s registration with the SEC.

COMMENT: Please state in the “Performance Information” section, that the New Fund will adopt the financial statements of the Fund.

RESPONSE:  The Registrant had included the requested disclosure in the Pre-Effective Amendment.

COMMENT: Please include a copy of the waiver agreement in the Pre-Effective Amendment.

RESPONSE:  The Registrant had included the waiver agreement in the Pre-Effective Amendment.

COMMENT: Please complete any blanks in the Statement of Additional Information (“SAI”).

RESPONSE:  The Registrant has filled in all blanks in the SAI.

COMMENT: Please state in the “Financial Information” section of the SAI, that the New Fund will adopt the financial statements of the Fund.

RESPONSE:  The Registrant had included the requested disclosure as reflected in the Pre-Effective Amendment.

COMMENT: Please address any comments from the SEC examiner based on the Rule 485(a) filing for the New Fund that may be applicable to the Proxy.

RESPONSE:  The Registrant had not received comments from the SEC examiner on the Rule 485(a) filing despite reaching out to the examiner on several occasions.

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the New Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc: David Faherty

Atlantic Fund Administration, LLC